Exhibit 99.2

SSYS INVESTOR CALL SCRIPT — SOLID CONCEPTS / HARVEST TECHNOLOGIES TRANSACTIONS

[SLIDE: TITLE SLIDE]

OPERATOR

[OPERATOR INTRODUCTION]

I will now like to turn the conference call over to your host for today, Mr. Shane Glenn, Vice President of Investor Relations at Stratasys.  Please proceed.

Stratasys IR — Shane Glenn

Thanks, [NAME].  Hello everyone, and thank you for joining us today to discuss the announcement we made earlier this morning that Stratasys will acquire Solid Concepts and Harvest Technologies.

On the call with us today are David Reis, CEO of Stratasys and Erez Simha, COO and CFO for Stratasys.

Following the prepared remarks, we will open the call for questions.  A slide presentation will accompany today’s prepared remarks, and can be found on the investor relations section of our website, which can be accessed through the link provided in our press release.  A replay of today’s call will also be available later today.

[SLIDE#2: FLS]

We will start with the Forward Looking Statement on Slide 2.

Certain information included or incorporated by reference in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the Harvest Technologies and Solid Concepts merger) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully integrate MakerBot, Solid Concepts and Harvest Technologies and other acquired entities into Stratasys; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Now I’d like to turn the call over to David Reis, CEO of Stratasys.

[SLIDE #3: Solid Concepts, Harvest Technologies & RedEye]

Thanks Shane, and hello everyone.

As most of you know, over the last two years Stratasys has undergone a significant transformation.

In 2012, we completed the merger of Stratasys and Objet, a game-changing transaction in the 3D printing and additive manufacturing industry that created a segment leader.  We are pleased with the success of this merger, which has been instrumental to our strong financial performance over the past year.

We followed that transaction with the acquisition of MakerBot, the leader within the rapidly growing desktop 3D printer space.  Since the acquisition closed last August, we have observed impressive growth at MakerBot, as well as exciting new product launches that address new segments of the desktop marketplace.  We are confident that each of these transactions has strengthened our market leadership and improved our outlook for growth.

Turning to Slide 3, today we have announced two more exciting transactions that will position us as a leader within another category, with the potential to drive incremental growth for our company.

We have entered into definitive agreements to acquire privately held Solid Concepts and Harvest Technologies, which together with our existing RedEye business unit will create a leading strategic platform to meet our customers’ needs and drive further adoption of our additive manufacturing solutions.

As a reminder, RedEye is Stratasys’ digital manufacturing service business that provides rapid prototyping and digital manufacturing capabilities to companies around the world.

By acquiring these companies, we are making a significant investment in our parts services business, and demonstrating our belief in the potential of this critical segment, especially within manufacturing applications.

[SLIDE #4: Services: Large and Growing Market Opportunity]

Turning to Slide 4 — The additive manufacturing industry is undergoing significant change, as technologies continue to evolve and new applications rapidly emerge.  These dynamics have driven significant growth for the industry over the past few years.

According to the Wohlers Report 2013, service bureaus in 2012 generated approximately $2 billion in revenues, having experienced a five year compounded growth rate of approximately 13%.

[SLIDE #5: Trends in Service Bureaus]

Turning to Slide 5, with Solid Concepts and Harvest Technologies, Stratasys expands its presence in the service bureau business, which we believe will provide for new avenues of growth.

The service bureau business is complex, spanning a diverse set of technologies and services. The majority of these services employ additive manufacturing technologies for the production of concept models, prototypes and low-volume end-use parts.

In addition, service bureaus often provide other services; including both direct and indirect tooling using additive manufactured parts, as well as the resulting molded parts and castings.

We believe the advancements in additive manufacturing technologies, combined with the broader acceptance of those technologies to address a growing number of customer applications, are creating significant opportunities.

With these acquisitions, we now intend to provide a full service offering that delivers a suite of custom manufacturing solutions that focus on applications that span from prototypes to production.

We also recognize that additive manufacturing technologies produce varying levels of output characteristics utilizing a wide range of materials — each uniquely suitable for specific applications.

For this reason, no single technology can meet all of our customers’ needs, and we must evolve to become a solutions provider that offers numerous technologies.

[SLIDE #6: Highlights of the Compelling Transaction]

Turning to Slide 6 for an overview of the transactions — under the terms of the definitive agreement with Solid Concepts, Stratasys will acquire Solid Concepts for total consideration of up to $295 million, including a payment on closing of $172 million (or, if settled in cash, part on closing and part six months after closing); deferred payments of $60 million and up to $63 million in retention-related payments.

Subject to certain requirements for cash payments, Stratasys retains discretion to settle any of the amounts in Stratasys shares, cash, or any combination of the two.

The value of a portion of the purchase price, as well as the deferred and retention-related payments may increase or decrease in line with the market price of Stratasys shares.

Stratasys will acquire Harvest Technologies for an undisclosed amount, including retention-related payments, payable in cash, shares or a combination thereof.

Solid Concepts and Harvest Technologies are both growing and healthy companies with strong financial profiles.  Based on the terms of the transactions, we expect that the acquisitions will be accretive to Stratasys’ non-GAAP earnings per share within the first 12 months after closing.

Upon closing, Solid Concepts and Harvest Technologies will merge with our RedEye digital manufacturing service business.  Joe Allison, President of Solid Concepts, will join the Stratasys management team and will lead the combined parts business, supported by the leadership teams of Solid Concepts, Harvest Technologies and RedEye.

The transactions are expected to be completed early in the upcoming third quarter, subject to customary closing conditions.

[SLIDE #7: Transactions Enhance Shareholder Value]

Turing to slide 7.

Combining Solid Concepts, Harvest Technologies and RedEye will create a strategic platform to meet our customers’ additive manufacturing requirements by significantly expanding our offering, targeting new applications, and strengthening our customer relationships. The transactions enable Stratasys to offer more technologies and services, effectively becoming a one-stop-shop for our customers across all stages of the product life cycle.

Solid Concepts and Harvest Technologies are industry pioneers and innovators in the additive manufacturing space and their strong and experienced management teams, combined with RedEye, provide deep process knowhow around using additive manufacturing for production applications.

Once Solid Concepts and Harvest Technologies have been integrated into a single business unit with RedEye, Stratasys will look to leverage opportunities in selling systems and services across our large customer base.

The acquisitions will add significant geographic coverage though physical locations, as well as a team of over 50 sales reps and project engineers.

These transactions are fundamentally about growth and being able to provide the best solutions to our customers.

[SLIDE #8: Acquisitions Support Our Strategic Imperatives]

Turning to Slide 8.

These transactions are consistent with our M&A strategy, as well as reaching new niche verticals.  Furthermore, they significantly advance our strategic imperatives, which include:

•                  Lead in prototyping;

•                  Expanding the direct digital manufacturing business;

•                  Introducing niche vertical applications;

•                  Accelerating new solutions in the market;

•                  Improving 3D printing accessibility; and

•                  Improving customer intimacy.

[SLIDE #9: Solid Concepts Business Snapshot]

Turning to Slide 9, we have a closer look at Solid Concepts, which has been an increasingly important partner to RedEye over the last few years.

Solid Concepts, based in Valencia California, is the largest independent additive manufacturing service bureau in North America.  The company is an industry pioneer that has provided additive manufacturing solutions to customers since its founding in 1991. Solid Concepts has developed extensive US-based capacity and infrastructure with six U.S. facilities staffed by approximately 450 employees.

The Company maintains a broad variety of technology platforms and processes for additive manufacturing and serves a diverse customer base across a wide range of verticals, including medical, aerospace, and industrial, among others.  The Company has over 5,000 customers and generated revenues of approximately $65 million in 2013.  Solid Concepts is led by Joe Allison.

[SLIDE #10: Harvest Technologies Business Snapshot]

Please turn to Slide 10 for a closer look at Harvest Technologies.

Harvest Technologies, based in Belton, Texas, is a specialty additive manufacturing service bureau focused on advanced end use parts applications.  Harvest Technologies has deep manufacturing process knowhow, with more than 15 years of experience in the additive manufacturing industry and approximately 80 employees.  Harvest Technologies is headed by David Leigh.  As you can see, Harvest Technologies serves a variety of industries, including a significant presence within aerospace.

[SLIDE #11: Solid Concepts & Harvest Technologies]

Turning to Slide 11 — this announcement supports our overall belief that “parts sell 3D printers and 3D printers sell parts.” We expect that a larger combined parts business will provide more opportunities for both parts and system sales and provide a better overall suite of solutions for our customers.

We recently surveyed our RedEye customer base.  Among the compelling things we have learned is that while only 9% of RedEye’s customer base today own Stratasys FDM systems, they have contributed 33% of RedEye’s total revenue since 2007.

System owners are big consumers of parts, and on the other hand the service bureau customer base is a largely untapped market for system sales.  We believe that the acquisition of Solid Concepts and Harvest Technologies, combined with our existing RedEye business unit, will create an additive manufacturing platform that is the ideal fit for our strategy of driving adoption of 3D printing by addressing a full range of customer needs under one roof, as well as driving future cross-selling opportunities.

[SLIDE #12: Organizational Structure]

Turning to Slide 12 — let’s take a look at the organizational structure of the combined RedEye, Solid Concepts and Harvest Technologies Business.  After closing, Joe Allison, President of Solid Concepts, will join the Stratasys management team as an EVP and will lead the combined parts business, supported by the strong management teams of Solid Concepts, Harvest Technologies, and RedEye.  Future roles and responsibilities for existing management teams at RedEye, Solid Concepts, and Harvest Technologies will be established following the closing of the transactions.

We are assembling an integration planning team — comprised of leaders from Stratasys, Solid Concepts and Harvest Technologies — which will determine how to best unite the organizations and ensure a smooth and orderly transition.

[SLIDE #13: Roadmap to Completion]

Turning to Slide 13 — these transactions have a clear and straightforward path to completion.  The transactions are expected to be completed early in the upcoming third quarter, subject to customary closing conditions.

[SLIDE #14: CLOSING REMARKS: Stratasys CEO  — David Reis]

Looking at Slide 14, I want to reiterate my excitement with today’s news.  We are eager to move forward as a stronger, and well positioned company with significant growth potential.

Combining Solid Concepts, Harvest Technologies, and RedEye will unite three pioneers in the 3D printing and additive manufacturing service category to create an industry-leading additive manufacturing and parts production platform.

That concludes our prepared remarks.  We’ll now open up the call to questions.

OPERATOR TO OPEN UP CALL TO Q&A

Q&A TO TAKE PLACE

OPERATOR

This concludes the question-and-answer session.  I would like to turn the call back over to David Reis for any closing remarks.  Please proceed.

Stratasys CEO — David Reis

I want to thank everyone for joining this call.  We hope you share our excitement about this announcement and we look forward to keeping you updated.

OPERATOR